BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
[redacted]
[illegible]
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 MAY -7 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002391

PROCESSED
MAY 12 2008
THOMSON REUTERS

SUPPL

May 5, 2008

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 22, 2008, copies of which are enclosed with this letter (a list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,



Ingrid Ling / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on April 22, 2008

1. Suspension Announcement published by the Company, released on April 30, 2008

2. Notice of Annual General Meeting published by the Company, released on April 30, 2008

3. Reply Slip published by the Company, released on April 30, 2008.

4. Form of Proxy for the Anuual General Metting to be held on 17 June 2008 published by the Company, released on April 30, 2008.

5. Reply Form published by the Company, released on April 30, 2008.

6. Change Request Form published by the Company, released on April 30, 2008.

7. Announcement and Resumption of Trading published by the Company, released on April 30, 2008.

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

SUSPENSION ANNOUNCEMENT

At the request of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), the trading in the securities of the Company has been suspended from 11:20 a.m. on 30 April 2008, pending the release of an announcement of the Company which contains price sensitive information.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China, 30 April 2008

As at the date of this announcement, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting for the year 2007 (the "AGM") of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") will be held at 9:00 a.m. on Tuesday, 17 June 2008 at Jin Jiang Grand Hall, Jin Jiang Hotel, 59 Maoming Road (South) Shanghai, Shanghai, the People's Republic of China (the "PRC") (Postcode: 200020) for the following purposes:

by way of ordinary resolutions:

1. to consider and approve the report of the board (the "Board") of directors (the "Directors") of the Company for the year ended 31 December 2007;

2. to consider and approve the report of the supervisory committee of the Company (the "Supervisory Committee") for the year ended 31 December 2007;

3. to consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December 2007;

4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2007 and to authorise the Board to distribute such dividend to its shareholders;

5. to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and Deloitte Touche Tohmatsu CPA Ltd. as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the next annual general meeting of the Company, and to ratify and confirm the determination of their respective remuneration by the audit committee of the Board;

by way of a special resolution:

6. to consider and, if thought fit, approve the following:

"THAT:

(1) there be granted to the Board an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed:

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and/or

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue, in each case as of the date of this resolution; and

(c) the Board, will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company with par value of RMB1.00 each, which are subscribed for in Renminbi ("RMB") by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(A) the conclusion of the next annual general meeting of the Company following the passing of this resolution; or

(B) the expiration of the 12-month period following the passing of this resolution; or

(C) the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board resolving to issue shares pursuant to sub-paragraph (1) of this resolution, the Board be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase and any other resultant changes in the registered capital of the Company."; and

Other business(es):

7. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) of the Company holding five (5) per cent or more of the Company's shares carrying the right to vote at such meeting.

By order of the board of directors of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming **Yuen Chin Yau**
Joint Company Secretaries

Shanghai, the PRC
30 April 2008

Notes:

(A) Important: You should first review the annual report of the Company for the year 2007 before appointing a proxy. The annual report of the Company for the year 2007 will include the Report of the Directors for the year 2007, the Report of the Supervisory Committee for the year 2007 and the Financial Statements for the year 2007, for review by the shareholders of the Company. The annual report of the Company for the year 2007 is expected to be despatched to shareholders on or before 30 April 2008 to their addresses as shown in the register of members of the Company (the "Register of Members").

The Board has recommended a final dividend of RMB3.0 cents per share (inclusive of tax, where applicable) for the year ended 31 December 2007 and, if the relevant resolution regarding the payment of dividend is approved and passed by the shareholders of the Company, the dividend is expected to be paid on or about Monday, 30 June 2008 to those shareholders of the Company whose names appear on the Register of Members on Monday, 16 June 2008.

For the purpose of holding the AGM, the Register of Members will be closed from Sunday, 18 May 2008 to Monday, 16 June 2008 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on Monday, 16 June 2008 are entitled to attend and vote at the AGM.

In order to attend the AGM and to qualify for the final dividend, holders of the Company's H shares shall lodge all transfer documents together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, not later than 4:00 p.m. on Friday, 16 May 2008.

The address of Computershare Hong Kong Investor Services Limited is as follows:

Room 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

(B) Holders of domestic shares or H shares of the Company, who intend to attend the AGM, must complete the reply slips and return them to the Joint Company Secretarial Office of the Company not later than 20 days before the date of the AGM, i.e. no later than Tuesday, 27 May 2008.

Details of the Joint Company Secretarial Office of the Company are as follows:

6th Floor
51 Guangdong Road
Shanghai
the People's Republic of China
200002

Tel: (86 21) 6326 4000
Fax: (86 21) 6321 7836

(C) Each holder of H shares of the Company who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806–8, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM. Notes (C) to (E) also apply to holders of domestic shares, except that the proxy form or other powers of attorney must be delivered to the Joint Company Secretarial Office of the Company, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such documents to be valid.

(G) If a proxy attends the AGM on behalf of a shareholder, he should produce his identity card and the form of proxy signed by the shareholder or his legal representative or his duly authorised attorney, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her identity card and the notarised copy of the resolution passed by the Board or other authorities.

(H) Pursuant to Articles 8.18 to 8.20 of the articles of association of the Company, at the AGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two shareholders entitled to vote present in person or by proxy;

(3) by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting as to whether a resolution has been passed on a show of hands and an entry to that effect into the minutes of the meeting shall be conclusive evidence of the fact without requiring proof of the number or proportion of votes cast in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(I) The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

As at the date of this notice, the executive directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director is Mr. Shen Maoxing, and the independent non-executive directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

REPLY SLIP

To: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company")

I/We[1] ______________________________(English name): ______________________________of

____

(address as shown in the register of members) (telephone number(s)[2]: ____________________)

being the registered holder(s) of[3] ________________________domestic/H[4] share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Jin Jiang Grand Hall, Jin Jiang Hotel, 59 Maoming Road (South), Shanghai, the People's Republic of China (the "PRC") (Post Code 200020) on Tuesday, 17 June 2008 at 9:00 a.m.

Date: ____________________2008

Signature(s): ____________________

Notes:

(1) Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

(2) Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3) Please insert the number of shares registered under your name(s).

(4) Please delete as appropriate.

(5) The completed and signed reply slip should be delivered to the Joint Company Secretarial Office at 6th Floor, 51 Guangdong Road, Shanghai, the PRC (Post code 200002) on or before Tuesday, 27 May 2008 personally, by mail or by fax: (8621) 6321 7836.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Form of proxy for the Annual General Meeting to be held on 17 June 2008

I/We(Note 1) ____ of ____, being the registered holder(s) of ____________________ domestic/H shares(Note 2) of RMB1.00 each in the share capital of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") HEREBY APPOINT THE CHAIRMAN OF THE ANNUAL GENERAL MEETING (the "Meeting")(Note 3) or ____ of ____

as my/our proxy to attend and act for me/us at the Meeting to be held at 9 a.m. on Tuesday, 17 June 2008 at Jin Jiang Grand Hall, Jin Jiang Hotel, 59 Maoming Road (South), Shanghai, the People's Republic of China, for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice of the Meeting dated 30 April 2008 to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below.(Note 4)

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)	ABSTAIN(Note 4)
1.	To consider and approve the report of the board of directors of the Company (the "Board") for the year ended 31 December 2007.			
2.	To consider and approve the report of the supervisory committee of the Company (the "Supervisory Committee") for the year ended 31 December 2007.			
3.	To consider and approve the audited financial statements and the auditors' report of the Company and of the Group as at and for the year ended 31 December 2007.			
4.	To consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2007 and to authorise the Board to distribute such dividend to its shareholders.			
5.	To consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and Deloitte Touche Tohmatsu CPA Ltd. as the Company's international and PRC auditors, respectively to hold their respective office until the conclusion of the following annual general meeting of the Company and to ratify and confirm the determination of their respective remuneration by the audit committee of the Board.			
	SPECIAL RESOLUTION			
6.	To consider and, if thought fit, approve the granting of an unconditional general mandate to the Board to issue, allot and deal with shares in the additional capital of the Company, and to make or grant offers, agreements and options in respect thereof, as stated in the notice of the Meeting dated 30 April 2008.			
	OTHER BUSINESS			
7.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) of the Company holding five (5) per cent or more of the Company's shares carrying the right to vote at such meeting.			

Date: ____________ day of ____________ 2008 Signed(Note 5): ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please delete as appropriate: Please insert in the blank the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE ANNUAL GENERAL MEETING (the "Meeting")" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOX MARKED "ABSTAIN". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of its director(s) or duly authorised attorney(s). If that instrument is signed by an attorney of the Company's member, the power of attorney authorising that attorney to sign or other authorisation document must be notarised.
6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members of the Company and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, for holders of H shares, this form of proxy together with the power of attorney (if any) or other powers of attorney under which it is signed (if any) or a notarially certified copy thereof, must be deposited to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806–8, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time for holding the Meeting.
8. Each holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Meeting. Notes (1) to (6) also apply to holders of domestic shares, except that the proxy form or other documents of authority must be delivered to the Joint Company Secretarial Office of the Company, 6th Floor, 51 Guangdong Road, Shanghai, the PRC (post code 200002) not less than 24 hours before the time for holding the Meeting or any adjournment thereof in order for such documents to be valid.
9. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
10. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Jin Jiang Hotels

(Stock Code 股份代碼：2006) **Reply Form 回條**

To: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806–1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai Hong Kong

致：上海錦江國際酒店(集團)股份有限公司(「本公司」)
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806–1807室

I/We would like to receive the Corporate Communication of the Company as indicated below: 本人／我們希望以下列方式收取本公司之公司通訊：

(Please cross ONLY ONE of the following boxes) (請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐ read the **Website Version** of the Corporate Communication published on the Company's website in place of receiving printed copies, and to receive notification to my/our undernoted email address of the publication of the Corporate Communication; OR **瀏覽**在本公司網站發表之公司通訊網上版本，以代替印刷本。本人／我們將以下述之電子郵件地址收取公司通訊發放通知；或

My/Our email address as below: 或本人／我們的電郵地址如下：

(if you do not provide a valid email address you will NOT be expressly notified as and when the Corporate Communication is published.)
(若　閣下沒有提供有效的電郵地址，則本公司將不會在公佈公司通訊時以專文通知　閣下。)

☐ to receive the printed **English version** only; or
僅收取英文印刷本；或

☐ to receive the printed **Chinese version** only; or
僅收取中文印刷本；或

☐ to receive the Corporate Communication on CD-ROM only; or
僅以光盤形式收取公司通訊以代替印刷本；或

☐ to receive the printed **English and Chinese version** of the Corporate Communication ONLY
僅收取公司通訊之英、中文印刷本

Signature:
簽名：______________________________

Contact telephone number:
聯絡電話號碼：______________________________

Date:
日期：______________________________

Notes:
附註：

1. Please complete all your details clearly.
   請　閣下清楚填妥所有資料。
2. If the Company does not receive this Reply Form by 20th May, 2008, all future Corporate Communication will be sent out in the manner specified in the Company's letter dated 3rd September 2007.
   倘若本公司於二零零八年五月二十日仍未收到　閣下的回條，本公司將按二零零七年九月三日之本公司函件內所述之方式把公司通訊寄予　閣下。
3. By selection to read the Website Version of the Corporate Communication published on the Company's website in place of receiving printed copies, you have expressly consented to waive the right to receive the Corporate Communication in printed form.
   在選擇瀏覽在本公司網站發表之公司通訊網上版本以代替收取印刷本後，　閣下已明示同意放棄收取公司通訊印刷本的權利。
4. If your shares are held in joint names, all joint holders or the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Reply Form in order to be valid.
   如屬聯名股東，則本回條須由所有聯名股東或由姓名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
5. The above instruction will apply to all future Corporate Communication to be sent to shareholders of the Company until you notify otherwise by reasonable notice in writing to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
   上述指示適用於將來寄發予本公司股東之所有公司通訊，直至　閣下發出合理書面通知予本公司之H股股份過戶登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心18樓1806–1807室)另作選擇為止。
6. All future Corporate Communication in both the printed English and Chinese versions will be available for inspection from the Company or the Company's H share registrar upon request.
   本公司或本公司H股股份過戶登記處將備有所有公司通訊之英、中文印刷本以供索閱。
7. The shareholders are entitled to change the choice of means of receipt of the Company's Corporate Communication at any time by reasonable notice in writing to the Company's H share registrar.
   股東有權隨時發出合理書面通知本公司H股股份過戶登記處，要求更改收取公司通訊之方式。

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*
該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。

(Stock Code 股份代碼：2006) **Change request form 變更申請表格**

To: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company")
c/o Computershare Hong Kong Investor Services Limited
Rooms 1806–1807, 18th Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai Hong Kong

致：上海錦江國際酒店(集團)股份有限公司(「本公司」)
經香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心18樓1806–1807室

Part A — To receive another printed version of the current Corporate Communications: 甲部 — 收取現行公司通訊的另一印刷本：

2007 Annual Report 二零零七年年報

(Please tick ONLY ONE box) (下列僅可選擇其一)

☐ I have already received a printed copy of the current Corporate Communications in Chinese but I would now like to receive a printed copy in English.
本人已收取現行公司通訊的中文印刷本，惟現擬收取英文印刷本。

☐ I have already received a printed copy of the current Corporate Communications in English but I would now like to receive a printed copy in Chinese.
本人已收取現行公司通訊的英文印刷本，惟現擬收取中文印刷本。

I have chosen to read the current Corporate Communications posted on the Company's website but would like to receive: 本人原已選擇瀏覽在本公司網站發表的現行公司通訊，惟現擬收取：

☐ a printed copy in English; or
英文印刷本；或

☐ a printed copy in Chinese; or
中文印刷本；或

☐ both the printed English and Chinese copies.
英文印刷本及中文印刷本。

Part B — To change your choice: 乙部 — 變更 閣下的選擇：

I would like to change my previous choice and request to receive all future Corporate Communications to be issued not less than 10 business days after the date hereof in the following manner: 本人擬變更先前的選擇，要求於本函日期後不少於10個工作天，以下列方式收取今後將發表的所有公司通訊：

(Please tick ONLY ONE box) (下列僅可選擇其一)

☐ to receive the **printed English version** only; or
僅收取英文印刷本；或

☐ to receive the **printed Chinese version** only; or
僅收取中文印刷本；或

☐ to receive **BOTH** the printed English and Chinese versions; or
同時收取公司通訊之英文印刷本及中文印刷本

☐ torely on the Corporate Communications posted on the Company's website in lieu of the printed copy and to receive email notification to my email address ______________________ following the publication of the Corporate Communications on the Company's website. **(If you do not provide your email address above, you will NOT be expressly notified as and when each Corporate Communications is published.)**
瀏覽在本公司網站發表之公司通訊，以代替印刷本，並於公司通訊在本公司網站發表後，以本人之電郵地址 ______________________ 收取電郵通知。(倘 閣下未能提供電郵地址， 閣下將不會在每次發表公司通訊時都獲得明確通知。)

Signature:
簽名：______________________

Contact telephone number:
聯絡電話號碼：______________________

Date:
日期：______________________

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*
該公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」登記為非香港公司。

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02006)

ANNOUNCEMENT AND RESUMPTION OF TRADING

This announcement is made in accordance with Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") (the "Listing Rules").

On 30 April 2008, Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development", Shanghai Stock Exchange Stock Code: 600754/900934), a 50.31%-owned subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), published its unaudited first quarterly report of 2008, the principal financial data and indicators of which are set out as follows:

Currency: RMB

	At the end of the reporting period	At the end of the previous year	Increase/decrease versus the end of the previous year *(%)*
Total assets (RMB Yuan)	4,263,228,727	6,262,493,837	-31.92
Owners' equity (or shareholders' equity) attributable to equity holders of Jin Jiang Hotels Development (RMB Yuan)	3,509,400,923	4,973,465,013	-29.44
Net assets per share attributable to equity holders of Jin Jiang Hotels Development (RMB Yuan)	5.8176	8.2446	-29.44

	From the beginning of the year to the end of the reporting period	Increase/ decrease versus same period last year (%)
Net cash flow from operating activities (RMB Yuan)	7,467,921	138.47
Net cash flow from operating activities per share (RMB Yuan)	0.0124	138.47

	From the beginning of the year to the end of the reporting period	**Increase/decrease versus same period last year** *(%)*
Net profit attributable to equity holders of Jin Jiang Hotels Development (RMB Yuan)	68,886,951	23.50
Basic earnings per share (RMB Yuan)	0.1142	23.50
Basic earnings per share after extraordinary items (RMB Yuan)	0.1130	22.26
Diluted earnings per share (RMB Yuan)	0.1142	23.50
Fully diluted return on net assets (%)	1.96	Decrease by 0.70 percentage points
Fully diluted return on net assets after extraordinary items (%)	1.94	Decrease by 0.72 percentage points

Notes:

1. The full text of the 2008 first quarterly report of Jin Jiang Hotels Development has been published in Shanghai Securities News dated 30 April 2008 and also on the website of Shanghai Stock Exchange: http://www.sse.com.cn.

2. The financial report of Jin Jiang Hotels Development for the first quarter of 2008 has been prepared in accordance with the enterprise accounting standards promulgated by the Ministry of Finance of the People's Republic of China on 15 February 2006 and is unaudited.

At the request of the Company, trading in the H shares of the Company on the Exchange has been suspended from 11:20 a.m., 30 April 2008, pending the release of this announcement. The Company has applied to the Exchange for the resumption of trading in its H shares from 9:30 a.m., 2 May 2008.

By order of the board of directors of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming **Yuen Chin Yau**
Joint Company Secretaries

Shanghai, the People's Republic of China, 30 April 2008

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END